Filed Pursuant to Rule 433

Registration No. 333-138966

Pricing Term Sheet

December 1, 2006

Chesapeake Energy Corporation

€600,000,000 aggregate principal amount of 6.25% Senior Notes due 2017

The following information supplements the Preliminary Prospectus dated November 27, 2006, filed pursuant to Rule 433, Registration Statement No. 333-138966.

Title of securities:	6.25% Senior Notes due 2017

Aggregate principal amount offered:	€600,000,000 principal amount

Principal amount per note:	€50,000

Price to public:	100% of principal amount

Net proceeds to Chesapeake Energy Corporation, after underwriters’ discount, but before other offering expenses:	€590,250,000

Use of proceeds:	We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving bank credit facility, which may be reborrowed for general corporate purposes, including funding potential future acquisitions.

Underwriters’ discount:	1.625%

Estimated expenses of notes offering:	$250,000

Annual interest rate:	6.25% per annum

Interest payment dates:	January 15 and July 15 of each year, commencing July 15, 2007

Record dates:	January 1 and July 1

Maturity:	January 15, 2017

Make-whole redemption:	At any time prior to the maturity date at Bund Rate plus 50 basis points.

Ranking:	Senior unsecured

Trade date:	December 1, 2006

Settlement date:	December 6, 2006

Common Code/ISIN:	Common Code 027393390/ISIN XS0273933902

Joint Book-Running Managers:	Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank Securities Inc. and Goldman Sachs International

Senior Co-Managers:	ABN AMRO Incorporated, Banc of America Securities Limited, BNP Paribas Securities Corp., Fortis Securities LLC, Lehman Brothers International (Europe), The Royal Bank of Scotland plc and UBS Limited

Co-Managers:	Bayerische Hypo- und Vereinsbank AG, BMO Capital Markets Corp., Calyon Securities (USA) Inc., DZ Financial Markets LLC, Natexis Bleichroeder Inc., Royal Bank of Canada Europe Limited and The Toronto-Dominion Bank

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +44 20 7773 9498 or toll-free 1-888-227-2275 (ext. 5576).